

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2020

Franklin Ogele
President
Emerging Opportunities Corp.
One Gateway Center, 26th Fl
Newark, New Jersey 07102

> **Re: Emerging Opportunities Corp.**
> **Form 10-12G**
> **Filed July 29, 2020**
> **File No. 000-56188**

Dear Mr. Ogele:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed July 29, 2020

General

1. Please revise the Form 10 cover page to reflect that you are registering your class of common stock under Section 12(g) rather than Section 12(b) of the Exchange Act. Also change the name of your EDGAR filings on sec.gov from Healthcare Opportunities Corp. to Emerging Opportunities Corp.

Directors and Executive Officers, page 21

2. We note Franklin Ogele's affiliation with New Africa Petroleum Corp. Please revise to disclose the information required by Item 401(e) of Regulation S-K.

Statement of Cash Flows, page 32

3.   Please revise your statement of cash flows to reflect the correct amounts for Paid in
      Capital in Excess of Par, Net Cash Provided by Financing Activities and Cash and Cash
      Equivalents, beginning of period.

     We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

     You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please
contact David Link at 202-551-3356 or Brigitte Lippmann at 202-551-3713 with any other
questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction